NO ACT

PE
6-6-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



13003529

July 11, 2013

Act: 1934
Section:
Rule: 14a-8
Public Availability: 7-11-13

John F. Breyer, Jr.
Breyer & Associates PC
jbreyer@b-a.net

Re: Anchor Bancorp, Inc.
Incoming letter dated June 6, 2013

Dear Mr. Breyer:

This is in response to your letters dated June 6, 2013 and June 20, 2013 concerning the shareholder proposal submitted to Anchor Bancorp by Joel S. Lawson IV. We also have received a letter on the proponent's behalf dated June 14, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Steve Wolosky
swolosky@olshanlaw.com

July 11, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Anchor Bancorp, Inc.
Incoming letter dated June 6, 2013

The proposal requests that the board consider engaging the services of an investment banking firm to evaluate alternatives to "maximize shareholder value, including, but not limited to a sale of the Company as a whole, merger or other transaction for all or substantially all of the assets of the Company."

There appears to be some basis for your view that Anchor Bancorp may exclude the proposal under rule 14a-8(i)(7), as relating to Anchor Bancorp's ordinary business operations. In this regard, we note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Anchor Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Anchor Bancorp relies.

Sincerely,

Kim McManus
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

8180 Greensboro Drive
Suite 785
McLean, Virginia 22102-3888
Telephone (703) 883-1100
Facsimile (703) 883-2511
E-mail jbreyer@b-a.net
*Not admitted in Virginia

Breyer & Associates PC

ATTORNEYS AT LAW*

June 20, 2013

Via Email

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Anchor Bancorp — Notice of Intent to Exclude from Proxy Materials
Shareholder Proposal of Joel S. Lawson IV
Supplemental Response

Dear Ladies and Gentlemen:

By letter dated June 6, 2013, Anchor Bancorp, a Washington corporation (the "Company"), requested confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes a shareholder proposal and supporting statement (the "Proposal") from Joel S. Lawson IV (the "Proponent") from its 2013 Proxy Materials in reliance on Rule 14a-8. By letter dated June 14, 2013, the Proponent sent a response to the Company's no-action request to the Staff by its counsel (the "Proponent's Response"). This letter is being sent to supplement the Company's June 6, 2013 letter and clarify erroneous statements made in the Proponent's Response.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (November 7, 2008), we have submitted this letter to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent via email and overnight delivery.

The crux of the Proponent's Response rests upon the erroneous belief that since the "Stockholder Proposal does not refer to strategic alternatives generally but only to strategic alternatives that would require and would be conducted in a manner consistent with applicable regulatory restrictions and subject to obtaining requisite consents from supervising bank regulators only extraordinary transactions would require regulatory approval from supervising bank regulators and therefore, the Stockholder Proposal unequivocally covers only such extraordinary transactions." This is simply not true. There are a multitude of strategic alternatives that are within the ambit of the Company's and its subsidiary bank's ordinary business operations that the Company's Board may undertake to maximize shareholder value and that require prior regulatory approval.

The Bank Holding Company Act of 1956, as amended, permits bank holding companies to engage in banking; managing or controlling bank and ***authorized*** nonbank subsidiaries; furnishing services to, or performing services for, subsidiaries; and activities the Board of Governors of the Federal Reserve System (the "Federal Reserve") determines to be closely related to banking. The Federal Reserve's Regulation Y (12 C.F.R. Part 225) and the rules and regulations of the Federal Deposit Insurance Corporation and the Washington State Department of Financial Institutions Division of Banks (together, the "Banking Regulators") govern the corporate practices of the Company and its subsidiary bank. Ordinary business transactions for which prior notice to, and which the Company or its subsidiary bank must seek and receive approval from, one or more of the Banking Regulators, include the establishment or relocation of bank branches and offices, the investment in other banks or bank holding companies in excess of specified amounts, the exercise of trust powers and the expansion into nonbanking activities, either directly or through a subsidiary.

In addition to the above ordinary business transactions that would require prior regulatory approval, the following ordinary business transactions would also require prior regulatory approval under Section 225.24 of the Federal Reserve's Regulation Y (12 C.F.R. § 225.24) due to the Supervisory Directive in place between the Company's subsidiary bank and the Banking Regulators:

- Mortgage banking activities;
- Consumer and commercial finance and loan servicing;
- Leasing;
- Collection agency and credit bureau services;
- Asset management, servicing and collection activities;
- Real estate settlement services;
- Providing trust company functions,
- Real estate appraisal services;
- Financial and investment advisory activities, including tax-planning and tax-preparation services;
- Conducting certain securities brokerage services (limited to buying and selling securities only as agent for the customer's account);
- Management consulting;
- Employee benefits consulting;
- Career counseling services; and
- Certain insurance-related activities.

As the above makes abundantly clear, whether or not regulatory approval is required does not signify that an event or transaction is itself extraordinary.

Lastly, please note that the only recent no-action letter cited in the Proponent's Response in support of its position, Hampden Bancorp, Inc., SEC No-Action letter

(September 5, 2012), is not relevant to the Company's no-action request. In Hampden, the proposal stated "The shareholders request that the Board of Directors of Hampden Bancorp, Inc. explore avenues to enhance shareholder value through an extra-ordinary transaction (defined here as a transaction not in the ordinary course of business operations) including but not limited to selling or merging Hampden Bancorp with another institution."

This is significantly different from the Proponent's Proposal. The first clause of the Proposal's resolution specifically "recommends that the Board of Directors (the "Board") consider engaging the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize shareholder value...." The second clause of the Proposal gives examples of possible strategic alternatives, saying: "including, but not limited to a sale of the Company as a whole, merger or other transaction for all or substantially all of the assets of the Company...." The Hampden Bancorp proposal specifically defined extraordinary transactions as excluding transactions in the ordinary course of business. The Proposal, to the contrary, does not. The Proponent's use of the phrases "to evaluate strategic alternatives to maximize shareholder value, including, but not limited to..." includes ordinary business matters. Therefore, for the reasons stated above and in our June 6, 2013 letter, and in accordance with Rule 14a-8(i)(7), the Company believes it may exclude the Proposal from its 2013 Proxy Materials and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8.

We would be pleased to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please feel free to call me at (703) 883-1100 if I can be of any further assistance in this matter.

Thank you for your consideration.

Sincerely,



John F. Breyer, Jr.

JFB/ktr/1067
cc: Joel S. Lawson IV

*** FISMA & OMB Memorandum M-07-16 ***

E-mail: *** FISMA & OMB Memorandum M-07-16 ***

O L S H A N

PARK AVENUE TOWER • 65 EAST 55TH STREET • NEW YORK, NEW YORK 10022
TELEPHONE: 212.451.2300 • FACSIMILE: 212.451.2222

June 14, 2013

BY FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **Anchor Bancorp, Inc.**
Response, Pursuant to Rule 14a-8(k), to the letter dated June 6, 2013, from counsel on behalf of Anchor Bancorp, Inc. Re: Stockholder Proposal Submitted by Joel S. Lawson IV

Ladies and Gentlemen:

We write on behalf of Joel S. Lawson IV with regard to a stockholder proposal he has submitted for inclusion in the upcoming proxy statement of ANCB (the "Stockholder Proposal") (attached hereto as Exhibit A), pursuant to his right as a stockholder under Rule 14a-8 and Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 14a-8(k) of the Exchange Act, this letter is a response to the letter from counsel to Anchor Bancorp, Inc. ("ANCB" or the "Company") to the Division of Corporation of the Securities and Exchange Commission (the "Commission") relating to the Stockholder Proposal (the "Response Letter") (attached hereto as Exhibit B). This letter states our firm belief that the Response Letter fails to state an effective case for the exclusion of the Stockholder Proposal pursuant to any of the alleged grounds under Rule 14a-8(i)(7), Rule 14a-8(i)(3) or Rule 14a-8(i)(2). We respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Commission declines to concur with ANCB's position that the Stockholder Proposal may be excluded from the Company's proxy statement pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(3) or Rule 14a-8(i)(2) of the Exchange Act.

The Stockholder Proposal and Rule 14(a)-8(i)(7)

ANCB relies, as support for exclusion, on Rule 14a-8(i)(7), which allows a company to exclude a proposal "if the proposal deals with a matter relating to the company's ordinary business operations." The policy underlying the ordinary business exclusion rests on two central considerations: "The first relates to the subject matter of the Proposal. Certain tasks are so fundamental to management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight...the second consideration relates to the degree to which the Proposal seeks to 'micro-manage' the Company by probing too deeply into matters of a complex nature upon which shareholders as a group would not be in a position to make an informed decision." The purpose of the exclusion, according to the Commission, is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for Stockholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998).

In contrast, the Stockholder Proposal is a non-binding proposal to the board of directors of ANCB (the "Board") to retain an investment bank to evaluate extraordinary transactions. Because the Stockholder Proposal focuses solely on extraordinary transactions and is couched merely as a recommendation to the Board, it neither interferes with the Board's ability to run the day-to-day business of the Company nor does it micro-manage the Company by taking away from the Board the prerogative to deal with matters of a complex nature. Accordingly, the Stockholder Proposal is fully in line with both the language and underlying policy of Rule 14a-8(i)(7).

Specifically:

- **The Response Letter falsely alleges that the Stockholder Proposal covers ordinary business matters in addition to extraordinary transactions.** The Stockholder Proposal relates solely to extraordinary transactions, such as "a sale of the Company as a whole, merger, or other transaction for all or substantially all of the assets of the Company." The Supporting Statement further makes the intention to cover only extraordinary transactions clear by stating unequivocally "[t]his proposal provides Stockholders with the opportunity to advise the Board of their significant concerns regarding the Company's profitability and to express their desire to realize the full value of their investment in ANCB through a material transaction for the sale or merger of the Company, in whole or in part." and " I believe that the Board should achieve greater scale and efficiency through a sale or merger of the Company which would benefit all Stockholders. "

- **The Response Letter appears to suggest that "strategic alternatives" by definition means ordinary business of the Company.** We bring to the Staff's attention the fact that the Stockholder Proposal does not refer to strategic alternatives generally but only to strategic alternatives that would require and would be conducted in a manner consistent with applicable regulatory restrictions and subject to obtaining requisite consents from supervising bank regulators. As conceded and explained in the Response Letter only extraordinary transactions would require the regulatory approval from supervising bank regulators and therefore, the Stockholder Proposal unequivocally covers only such extraordinary transactions. In fact, the Supporting Statement leaves no doubt on the matter by expressly stating: "While I am aware that as a bank holding company, ANCB is subject to certain regulatory restrictions and may require the consent of the Washington State Department of Financial Institutions or other regulators prior to engaging in the type of extraordinary transaction that I am proposing, I am confident that a value -maximizing transaction can be structured in a manner that is fully compliant with all regulatory or contractual restrictions applicable to ANCB."

- **The Response Letter misinterprets the language of the Stockholder Proposal by suggesting that value-maximizing strategic alternatives *including* certain listed extraordinary transactions somehow means *either* strategic alternatives relating to ordinary business *or* extraordinary transactions.** This is simply not supported by either the language of the Stockholder Proposal or the Supporting Statement. Mr. Lawson is clearly proposing that the Board should explore only extraordinary alternatives and has provided examples of the types of transactions that the Board may find value-maximizing. Mr. Lawson believes that the Board should evaluate the available alternatives for an extraordinary transaction consistent with its fiduciary duties and following consultation with its financial and legal advisers. By generally referring to strategic alternatives and then listing specific examples, the Stockholder Proposal merely attempts to leave room to weigh the benefits of one extraordinary transaction versus another extraordinary transaction rather than suggest any ordinary transaction should be pursued.

- **The Reponses Letter fails to acknowledge that the Stockholder Proposal is merely a recommendation to the Board.** As such, the Stockholder Proposal does not limit the Board's ability to exercise its business judgment to make decisions with respect to the business of the Company.

The Staff has consistently and recently refused no-action relief for the omission of similar proposals

The Staff recently refused no-action relief for the omission of a similar proposal dealing with the exploration of avenues to enhance Stockholder value through an extraordinary transaction including but not limited to selling or merging the company in *Hampden Bancorp, Inc.*, SEC NO-Action Letter (Sept. 5, 2012. There are numerous other examples of similar situations in which the Staff has refused no-action relief for the exclusion of like proposals in company proxy statements. In *National Technical Systems Inc*, SEC No-Action Letter (March 29, 2011), the Staff rejection a request to exclude a proposal for that the company shall immediately hire an investment bank to initiate a search for a buyer of the company in order to maximize value. The Staff based its position on the fact that the proposal focuses on an extraordinary transaction. The Response Letter itself cites the Staff's position in First Franklin Corporation, SEC No-Action Letter (Feb. 22, 2006) that a proposal to engages the services of an investment bank to "evaluate alternatives that could enhance stockholder value, including, but not limited to, a merger or outright sale" of the company could not be excluded from the company's proxy statement. The Staff rejected the company's argument that the proposal can be excluded on the grounds that it implicates both ordinary business transactions (i.e. enhancing stockholder value) and extraordinary business matters. This is precisely the argument that the Response Letter makes and which is equally invalid in this case. The Response Letter acknowledging the relevance of the Staff's decision in *First Franklin* purports to limit its importance by stating that since 2006 the Staff has diverged from the position it took in *First Franklin*. However, as the examples of *Hampden Bancorp* and *National Technical Systems* cited above show, this is clearly not the case.

The SEC has consistently taken the position that proposals similar to the Stockholder may not excluded from companies' proxy materials. For example, in *Temple Inland Inc.*, SEC No-Action Letter (Feb. 24, 1998), the stockholder proposal stated "that shareholders of Temple-Inland recommend that the board of directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the company." The Staff did not concur with the company's view that the proposal could be excluded in reliance on the grounds that it dealt with ordinary business operations. The Staff concluded "in particular that the proposal, when read together with the supporting statement, appears to focus on possible extraordinary business transactions." In addition, see *Student Loan Corp.* (Lincluden Management), SEC No-Action Letter (Mar. 18, 1999) (denial of no-action relief for the exclusion of a proposal requesting the board of directors engage the services of a nationally recognized investment banking firm...to explore all alternatives to enhance the value of the Company, including, but not limited to the possible sale or merger of the Company, or premium tender offer share repurchases of the stock of the Company), *Topps, Inc.*, SEC No-Action Letter (Apr. 02, 1997) (denial of no-action relief for the exclusion of a proposal requesting the board of directors explore all alternatives to enhance the value of the Company, including, but not limited to, the possible sale, merger or other transaction involving the Company), *MSB Bancorp, Inc.*, SEC No-Action Letter (Feb. 20, 1996) (denial of no-action relief for the exclusion of a proposal requesting the Corporation engage a qualified, untainted, independent, investment banking firm to explore alternatives for maximizing Stockholder value including, but not limited to the sale of the institution in a tax free exchange of stock to another financial institution, and the Corporation promptly make the results of these investment banking efforts available to all the Stockholders of the Corporation) and *Quaker Oats Co.*, SEC No-Action Letter (Dec. 28, 1995) (denial of no-action relief for the exclusion of a proposal requesting the Board retain an investment banking firm to explore all alternatives to enhance the value of the Company including, but not limited to, a plan to separate the Foods and Beverages businesses into two separate and independent publicly owned corporations, or possible sale to or merger with another corporation), each of which are similar to the Stockholder Proposal in that they focused on extraordinary business transactions.

The Response Letter relies on authority that is distinguishable

The Response Letter selectively relies on precedents that are distinguishable from the Stockholder Proposal. For example, in *Analysts International Corporation*, SEC No-Action Letter (March 11, 2013), the proposal referred to alternatives that could enhance value including certain extraordinary transactions. The Stockholder Proposal refers to alternatives that would require regulatory approval or consent (i.e. necessarily extraordinary transactions) including certain specific examples of such extraordinary transactions. While the proposal in *Analysts International* could be interpreted to cover transactions that are in the ordinary course of business of the company, the Stockholder Proposal and Supporting Statement clearly refer exclusively to extraordinary transactions. Similarly, *Donegal Group, Inc.*, SEC No-Action Letter (Feb. 16, 2012) and *Central Federal Corporation*, SEC No-Action Letter (March 8, 2010) address proposals that cover both ordinary and extraordinary transactions. The Stockholder Proposal unequivocally covers only the latter.

The Stockholder Proposal and Rule 14(a)-8(i)(3)

The Response Letter argues that the Stockholder Proposal can be excluded on the grounds that it is false and misleading in violation of Rule 14a-9 and therefore excludable pursuant to Rule 14a-8(i)(3) by virtue of being too vague and indefinite. The Response Letter alleges that because the proposal refers both to "strategic alternatives" and to a "sale of the Company as a whole, merger, or other transaction for all or substantially all of the assets of the Company," neither the stockholders will know what they are voting for nor the company will know how to implement the proposal if approved. This argument is unpersuasive.

As explained in further detail above, the Stockholder Proposal and Supporting Statement refer exclusively to extraordinary transactions. The Stockholder Proposal includes examples of value-maximizing opportunities rather than focus on a single avenue for maximizing value because Mr. Lawson believes that it is the prerogative of the Board after a robust exploration of available alternatives conducted by an investment bank and with the benefit of the advice of financial and legal advisors to determine in accordance with its fiduciary duties how to structure a material transaction for the benefit of all stockholders. That having been said, there is no doubt as to what the stockholders are being asked to vote on or what the company should do if the Stockholder Proposal is approved – retain an investment bank to explore alternatives for an extraordinary transaction.

The SEC has consistently concurred that similar proposals may not be excluded from companies' proxy materials. See *Hampden Bancorp* (the Staff rejected arguments that proposal to explore avenues to enhance stockholder value including but not limited to selling or merging the company was too vague or indefinite and therefore a violation of Rule 14a-8(i)(3). The Staff stated that company failed to demonstrate objectively that the proposal was false or misleading.) See further *Young Broadcasting Inc*, SEC No-Action Letter (March 10, 2006), *Fab Industries Trust*, SEC No-Action Letter (Feb. 18, 2000), *Temple Inland Inc.*, SEC No-Action Letter (Feb. 24, 1998).

The Stockholder Proposal and Rule 14(a)-8(i)(2)

The Response Letter also argues that the Stockholder Proposal may be excluded on the basis of Rule 14(a)-8(i)(2) which permits the company to omit a stockholder proposal if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. As laid out in some detail in the Response Letter ANCB, as a bank holding company, is subject to certain regulatory restrictions and requirements with respect to its ability to engage in material transaction. Accordingly, the Stockholder Proposal states that any exploration of extraordinary transactions should be conducted "in a manner that is consistent with applicable regulatory restrictions and requirements."

Nevertheless, ANCB argues that the implementation of the Stockholder Proposal would result in violation of state or federal law basing its position on false interpretation of the Stockholder Proposal. The Response Letter explains that in addition to ANCB obtaining a consent from certain bank regulators in order to be able to complete a material transaction, a potential merger partner will be required to obtain a consent from applicable bank regulatory authorities in order to make an offer to ANCB. The Response Letter goes on to argue that the Stockholder Proposal is not broad enough to cover the requisite consent to be obtained by a merger partner and if the proposal is implemented, ANCB could be found to be aiding and abetting a violation of state or federal law in the event that a merger partner fails to obtain such consent. This interpretation is inconsistent with the plain language of the Stockholder Proposal

The concern is unfounded. By broadly stating that any exploration of extraordinary transactions should be conducted "in a manner that is consistent with applicable regulatory restrictions and requirements" the Stockholder Proposal clearly covers both circumstances where ANCB is required to obtain consent from bank regulators and circumstances where a merger partner is required to obtain consent prior to making an offer.

Conclusion

Pursuant to Rule 14a-8(g), ANCB has the burden of demonstrating its entitlement to exclude a Stockholder proposal. ANCB has attempted to bring the Stockholder Proposal within an exclusion by implying, counter to the prior decisions by the Staff and the clear meaning of the Stockholder Proposal and its Supporting Statement. Mr. Lawson has properly asked that ANCB include in its proxy statement a resolution for the investigation of opportunities for extraordinary transactions that will maximize Stockholder value at ANCB . ANCB has not met its burden of demonstrating that an exclusion applies. Accordingly, Mr. Lawson respectfully requests that the staff not concur in ANCB's request for no-action relief concerning the omission of the Stockholder Proposal from the Company's proxy pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(2).

On behalf of Mr. Lawson, we hereby file, pursuant to Rule 14a-8(k), six copies of this letter and related correspondence cited in this letter and the Response Letter, and serve a copy of this submission on ANCB and its counsel. Please acknowledge receipt of this filing by date-stamping the enclosed receipt copy of this letter and returning it to the undersigned in the enclosed pre-addressed, stamped envelope. If you have any questions or need additional information, please call Aneliya S. Crawford at (212) 451-2232 or the undersigned at (212) 451-2333.

Very truly yours,



Steve Wolosky

Enclosure

cc: Joel S. Lawson IV

2149327-1

Exhibit A

Stockholder Proposal:

> RESOLVED, that the Stockholders of Anchor Bancorp ("ANCB" or the "Company"), hereby recommends that the Board of Directors (the "Board") consider engaging the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize Stockholder value, including, but not limited to a sale of the Company as a whole, merger, or other transaction for all or substantially all of the assets of the Company, in a manner that is consistent with applicable regulatory restrictions and requirements, including obtaining consent from the Washington State Department of Financial Institutions, as needed.

Supporting Statement:

This proposal provides Stockholders with the opportunity to advise the Board of their significant concerns regarding the Company's profitability and to express their desire to realize the full value of their investment in ANCB through a material transaction for the sale or merger of the Company, in whole or in part.

The Company's credit quality has improved significantly over the past several quarters, and as a result, its provisions for loan losses have recently been minimal. However, even with these very modest levels of provisions, the Company has generated nearly zero net income. I do not believe that ANCB can earn its cost of capital in any reasonable timeframe as a stand-alone entity.

Accordingly, I believe the Board should explore strategic alternatives for ANCB.

I believe ANCB has valuable assets. However, high regulatory costs, high capital levels, public market costs and an extremely low interest rate environment place a prohibitive burden on the ability of the Company to earn its cost of capital. I believe the Board should achieve greater scale and efficiencies through a sale or merger of the Company which would benefit all Stockholders.

I believe there are several local and regional combinations which could allow ANCB to maximize Stockholder value, and at the same time, better serve its local communities.

While I am aware that as a bank holding company, ANCB is subject to certain regulatory restrictions and may require the consent of the Washington State Department of Financial Institutions or other regulators prior to engaging in the type of extraordinary transaction that I am proposing, I am confident that a value - maximizing transaction can be structured in a manner that is fully compliant with all regulatory or contractual restrictions applicable to ANCB.

While the adoption of this proposal will not legally bind the Board, I trust that given its fiduciary responsibilities, the Board will honor its Stockholders' request.

If you believe the Company should immediately explore available strategic alternatives to maximize the value of your shares, please vote **FOR** this proposal.

<u>Exhibit B</u>
Response Letter

8180 Greensboro Drive
Suite 785
McLean, Virginia 22102-3888
Telephone (703) 883-1100
Facsimile (703) 883-2511
E-mail jbreyer@b-a.net
*Not admitted in Virginia

Breyer & Associates PC

ATTORNEYS AT LAW*

June 6, 2013

Via Email

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Anchor Bancorp — Notice of Intent to Exclude from Proxy Materials
Shareholder Proposal of Joel S. Lawson IV

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Anchor Bancorp, a Washington corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials") a shareholder proposal and supporting statement (the "Proposal") from Joel S. Lawson IV (the "Proponent"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent via e-mail and overnight delivery as notification of the Company's intention to exclude the Proposal from its 2013 Proxy Materials. The Proponent's e-mail is *** FISMA & OMB Memorandum M-07-16 *** We would also be pleased to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

The Company intends to file its 2013 Proxy Materials on or about September 13, 2013.

The Proposal

The Company received the Proposal by e-mail on May 15, 2013 and a paper copy on May 16, 2013. A full copy of the Proposal is attached hereto as **Exhibit A**. The Proposal's resolution reads as follows:

> RESOLVED: that the shareholders of Anchor Bancorp ("ANCB" or the "Company"), hereby recommends that the Board of Directors (the "Board") consider engaging the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize shareholder value, including, but not limited to a sale of the Company as a whole, merger, or other transaction for all or substantially all of the assets of the Company, in a manner that is consistent with applicable regulatory restrictions and requirements including obtaining consent from the Washington State Department of Financial Institutions, as needed.

Bases for Exclusion

A. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals With Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business" operations. According to the Commission, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; rather, the Commission understands "ordinary business" as being "rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the [c]ompany's business." *Exchange Act Release No. 34-40018* (May 21, 1998). More specifically, the "ordinary business" exception is designed "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id.*

In defining the boundaries of Rule 14a-8(i)(7), the Commission has explained that the exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and second, the degree to which the proposal attempts to "micro-manage" a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Exchange Act Release No. 34-12999* (November 22, 1976)).

When examining whether a proposal may be excluded under the Commission's "ordinary business" standard, the first step is to determine whether the proposal touches upon any "significant social policy issue." If the proposal does not touch upon such an issue, and the Staff agrees that it is an ordinary business matter, then the company may exclude it under Rule 14a-8(i)(7). However, if the proposal does touch upon a significant social policy issue, that is not necessarily the end of the analysis. Rather, the Staff has concurred with the exclusion of shareholder proposals that touch upon a significant social policy issue when other aspects of the proposal implicate a company's ordinary business.

Of particular note, the Staff has taken the position that, though a proposal that seeks to enhance shareholder value exclusively by means of an "extraordinary corporate transaction" (i.e., the sale or merger of a company) is not excludable under Rule 14a-8(i)(7) (see *Allegheny Valley Bancorp, Inc.* (January 3, 2001) (declining to concur with the exclusion of a proposal to retain an investment bank for the purpose of soliciting offers for the company's stock or assets and present the highest cash offer to shareholders)), a proposal that looks to enhance shareholder value but relates to "both extraordinary transactions and non-extraordinary transactions" is excludable as relating to a company's "ordinary business operations."

For example, in *Analysts International Corporation* (March 11, 2013) ("Analysts"), the Staff concurred with the exclusion of a proposal that "request[ed] that the Board of Directors of the Company immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or sale of the Company, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of the Company on terms that will maximize share value for shareholders." The company in Analysts argued that the enhancement of shareholder value is an ordinary business matter associated with the management and board of public companies. The company in Analysts admitted that the final clause of the proposal implicated an extraordinary transaction, but argued that the proposal still directly fell within the Staff's guidance that "Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7)" (citing the *Donegal Group Inc.* (February 16, 2012) discussed below). The Staff agreed and the proposal was excluded.

Similarly, in *Donegal Group, Inc.* (February 16, 2012), the Staff concurred with the exclusion of a proposal that requested that the company's board appoint an independent board committee and retain a leading investment banking firm "to explore strategic alternatives to maximize shareholder value, *including* consideration of a merger of DMIC [the company's mutual insurance business]with another mutual insurer followed by the sale or merger of DGI" (emphasis added), and that the board "authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI." The company argued that, under Delaware law, the general enhancement of shareholder value is a matter squarely within the exclusive authority of the company's board of directors (citing *Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173 (Del. 1986) for the proposition that the board of directors "has no more fundamental duty than seeking to maximize the value of the corporation for the benefits of its stockholders"). The company also argued that though the final clause of the resolution could arguably relate to the solicitations and evaluations for a merger and subsequent sale or merger, it does not narrow the scope of the previous request, "which remain[s] exclusively related to the ordinary business obligations of [the company's] board of directors." The Staff agreed, stating that the "proposal appears to relate to both extraordinary transactions and non-extraordinary transactions," and noting further that

"Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7)." See also, e.g., *Central Federal Corporation* (March 8, 2010) (permitting the exclusion of a proposal under Rule 14a-8(i)(7) that called for the board to both appoint an independent board committee and retain a leading investment banking firm to explore strategic alternatives for maximizing shareholder value, including the sale or merger of the company, and authorize the committee and investment banker to solicit offers for the sale or merger of the company because "the proposal appear[ed] to relate to both extraordinary transactions and non-extraordinary transactions"); *Bristol-Myers Squibb Company* (February 22, 2006) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that urged the board to "retain a nationally recognized investment bank to explore strategic alternatives to enhance the value of the [c]ompany, including, but not limited to, a possible sale, merger or other transaction" as it related to both extraordinary and non-extraordinary transactions); *Medallion Financial Corp.* (May 11, 2004) (concurring with the exclusion of a proposal that requested that an investment banking firm be engaged to evaluate alternatives to maximize shareholder value including a sale of the company as excludable under Rule 14a-8(i)(7) because the proposal appeared to relate to both extraordinary and non-extraordinary transactions).

However, the Staff's reasoning in its 2006 decision in *First Franklin Corporation* (February 22, 2006) appears to significantly differ from the Staff's more recent interpretation as described above. In *First Franklin Corporation*, the Staff denied the company's no-action request under Rule 14a-8(i)(7) based on a proposal that requested that:

> [T]he Board of Directors immediately engage the services of an Investment Bank firm to evaluate alternatives that could enhance shareholder value, including, but not limited to, a merger or outright sale of First Franklin, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of First Franklin on terms that will maximize shareholder value for shareholders.

The proposal, as the company argued, implicated both ordinary business matters (i.e., enhancing shareholder value) and extraordinary business matters (i.e., the sale or merger of the company). Nevertheless, the Staff denied the company's no-action request, stating simply that it was "unable to concur in [the company's] view that First Franklin may exclude the proposal under Rule 14a-8(i)(7)," without providing any reasoning for its decision.

As alluded to above, since 2006 the Staff on numerous occasions has appeared to diverge from its decision in *First Franklin Corporation* and grant no-action relief pursuant to Rule 14a-8(i)(7) under very similar circumstances. Much like the *Analysts International Corporation*, the *Donegal Group, Inc.* and *Central Federal Corporation* letters cited above, the first clause of the Proposal's resolution specifically "recommends that the Board of Directors (the "Board") consider engaging the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize shareholder value...." The second clause of the Proposal gives examples of possible strategic alternatives, saying: "including, but not limited to a sale of the Company as a whole, merger or other transaction for all or substantially all of the assets of the Company...." The supporting statement goes on to make confusing and conflicting arguments, saying, in part, "I do not believe that ANCB can earn its cost of capital in any reasonable timeframe as a stand-alone entity" and, in the next sentence, "Accordingly, I believe the Board should explore strategic alternatives for ANCB." Though the second clause of the Proposal cites a merger or sale of the Company as examples of possible strategic alternatives, neither the Proposal nor the supporting statement indicate that the board or the investment banking firm are limited to completing a merger or sale of the Company as the only strategic alternatives available under the Proposal. Moreover, the Staff (*i.e., Analysts International Corporation, Donegal Group, Inc.* and *Central Federal Corporation*) and the courts (*Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.*) have determined that the enhancement of shareholder value is an ordinary business matter associated with the management and board of public companies. Even admitting that the second clause of the Proposal implicates extraordinary transactions, the Proposal still directly falls within the Staff's guidance that "Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7)."

The two elements of the Proposal seem in conflict with each other, causing confusion as described below in Section B of this letter over the direction requested—a review of alternatives (ordinary business) or a merger or sale of the Company (extraordinary transaction). The Proposal uses the phrase "including, but not limited to," in referring to the two clauses, making it impossible for shareholders to know which alternative they would be voting for.

As the foregoing provides, the Proposal, by its terms, is not limited to an extraordinary transaction, but it also contains a company's and its board's ordinary business matter of maximizing shareholder value. While the Proposal mentions one transaction in particular (i.e., a merger or sale) in discussing strategic alternatives to maximize shareholder value, the Staff has consistently deemed such a reference insufficient to overcome failing to address extraordinary transactions exclusively. Therefore, for the reasons stated above and in accordance with Rule 14a-8(i)(7), the Company believes it may exclude the Proposal from its 2013 Proxy Materials.

B. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(3) Because It is Impermissibly Vague and Indefinite so as to be Inherently Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a company may exclude a proposal from its proxy materials if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements with respect to any material fact, "or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In interpreting Rule 14a-8(i)(3), the Staff has taken the position that a proposal may be excluded in its entirety "if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004); see also, *e.g., Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (February 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

Under these standards, the Proposal is excludable under Rule 14a-8(i)(3) because it contains conflicting mandates, resulting in internal inconsistencies within the Proposal and making it impossible for either the shareholders voting on the Proposal or the Company in attempting to implement the Proposal to comprehend exactly what the Proposal requires. In particular, the Proposal recommends that the Company's board consider engaging the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize shareholder value including, but not limited to, a sale of the Company as a whole, merger or other transaction for all or substantially all of the assets of the Company. Under the Proposal, the Company and the investment banking firm would be required to evaluate alternatives that could maximize shareholder value that include, but are not limited to, a sale, merger or other transaction for all or substantially all of the assets of the Company. However, it is impossible to determine which action is being voted on, the evaluation of all available alternatives that could maximize shareholder value, or the sale or merger of the Company?

The supporting statement is equally confusing, with contradictory statements such as "... to express their desire to realize the full value of their investment in ANCB through a material transaction for the sale or merger of the Company, in whole or in part." and "I do not believe that ANCB can earn its cost of capital in any reasonable timeframe as a stand-alone entity." These statements seem to call for only one action, the sale or merger of the Company. The next sentence of the supporting statement, however, says "Accordingly, I believe the Board should explore strategic alternatives for ANCB." This statement seems to be quite a bit broader than the previous statements, asking shareholders to support a full review of all available alternatives, not just the sale or merger of the Company. Accordingly, it is impossible for shareholders to know what is being voted on. Are they being asked to vote to sell or merge the Company before the board and the investment banking firm have determined that a sale or merger are in fact the best alternatives to maximize shareholder value?

Given the conflicting mandates set forth in the Proposal, it is unclear what specific action the shareholders would be voting on and what the Company must actually do—either the general evaluation of what actions could maximize shareholder value or the specific act of taking steps to either sell or merge the Company. Moreover, the Proposal provides no guidance as to how to reconcile these conflicting mandates. As such, due to the vague and indefinite nature of the Proposal, shareholders would not know what they are voting to request of the Company, and the eventual actions of the Company could be significantly different from the actions shareholders envisioned when voting on the Proposal.

The Proposal is thus similar to *General Electric Company* (January 14, 2013), where the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(3) that sought that all outstanding stock options be held for life by those executives that have and receive them, but that upon vesting, the executive may earn the stock's dividends and then return the shares to the company when they die. The company argued that the proposal was internally inconsistent because "if the executive is not allowed to exercise his or her options [under the first element of the proposal], then the executive will not [have] acquired 'the shares' that must be returned to the [c]ompany upon the executive's death [under the second element of the proposal]." The Staff agreed, stating that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires," and allowed the company to exclude the proposal in its entirety. Similarly, given the two conflicting clauses in the Proposal and the conflicting statements in the supporting statement, it is impossible to determine precisely what the Proposal requires. As a result of the vague and indefinite nature of the Proposal, and consistent with Staff precedent, the Company believes that it may exclude the Proposal in its entirety under Rule 14a-8(i)(3).

C. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(2) Because It Violates Federal Law.

Rule 14a-8(i)(2) permits a company to omit a shareholder proposal from its proxy materials if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. The Company was formed in connection with the conversion of Anchor Mutual Savings Bank (the "Bank") from the mutual to the stock form of organization. On January 25, 2011, the Bank completed its conversion from mutual to stock form, changed its name to Anchor Bank and became the wholly-owned subsidiary of the Company. Upon completion of the conversion the Company became a bank holding company regulated by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). As a condition of the approval of its bank holding company application from the Federal Reserve Bank of San Francisco dated November 10, 2010 (a copy of which is attached as **Exhibit B**), the Company must comply with 12 C.F.R. Section 563b.525 of the regulations of the Office of Thrift Supervision ("OTS") as if it were a savings association (now renumbered as 12 C.F.R. Section 192.525 as a result of the transfer of the responsibilities and authority of the OTS to the Office of the Comptroller of the Currency.) 12 C.F.R. Section 192.525 (the "Rule") states:

> For three years after you convert, no person may, directly or indirectly, acquire or offer to acquire the beneficial ownership of more than ten percent of any class of your equity securities without the appropriate Federal banking agency's prior written approval. If a person violates this prohibition, you may not permit the person to vote shares in excess of ten percent, and may not count the shares in excess of ten percent in any shareholder vote.

The Proposal by its terms is limited to obtaining regulatory consent in connection with the merger or sale of the Company, which requires separate approvals by the Federal Reserve Board and the Washington State Department of Financial Institutions prior to consummation of any such transaction. These consents are separate from and in addition to the regulatory consent required by the Rule from the Company's primary Federal regulator, the Federal Reserve Board, for the solicitation by the Company of an offer to purchase the equity securities of the Company. This separate consent is required prior to seeking an offer or entering into any definitive agreement related to a sale or merger of the Company until three years after completion of the conversion. This three year period expires January 25, 2014.

As originally adopted by the predecessor of the OTS, the Federal Home Loan Bank Board, the Rule was designed to provide recently converted institutions with an effective period of time in which to focus on deploying conversion proceeds into productive assets and protect against acquisition efforts that could disrupt operations during the time immediately following conversion. (See Federal Home Loan Bank Board Regulation No. 79-200, dated March 21, 1979, 12 C.F.R. Section 563b.3(i)(1), stating "Accordingly, the provisions of this paragraph are designed to prevent such acquisitions of newly converted insured institutions for a limited period of time following conversion sufficient to reduce or eliminate their special vulnerability and the adverse impact on the provision of economical home financing.")

The language of the Proposal states "including, but not limited to a sale of the Company as a whole, merger, or other transaction for all or substantially all of the assets of the Company, in a manner that is consistent with applicable regulatory restrictions and requirements, including obtaining consent from the Washington State Department of Financial Institutions, as needed." This regulatory qualification language seems to apply to regulatory approval of a sale or merger rather than to seeking prior regulatory permission from the Federal Reserve Board to simply make an offer. The language of the supporting statement seems supports this interpretation.

The language of the supporting statement relevant to this issue states: "While I am aware that as a bank holding company, ANCB is subject to certain regulatory restrictions and may require the consent of the Washington State Department of Financial Institutions or other regulators prior to engaging in the type of extraordinary transaction that I am proposing, I am confident that a value-maximizing transaction can be structured in a manner that is fully compliant with all regulatory or contractual restrictions applicable to ANCB."

The supporting statement speaks only to "engaging in the type of extraordinary transaction that I am proposing...." It does not suggest a potential merger partner be required to seek Federal Reserve Board approval to even make an offer. If the Company were to attempt to follow that portion of the Proposal calling for engaging an investment banker to sell the Company, the Company and the investment banker would be prohibited from seeking offers or even indications of interest from potential suitors for fear of aiding and abetting a violation of the Rule.

We believe the solicitation of an offer to acquire the beneficial ownership of all of the Company's equity securities is prohibited by the Rule as an aiding and abetting violation and that any such solicitation, without the prior separate consent from the Federal Reserve Board would be in violation of the Rule. Nothing in the Proposal or supporting statement contemplates that prior consent from the Federal Reserve Board is required, and indeed such a process would be unique, impractical and potentially impossible to implement. Therefore, in accordance with Rule 14a-8(i)(2), the Company believes it may exclude the Proposal from its 2013 Proxy Materials.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please feel free to call me at (703) 883-1100, or contact me at jbreyer@b-a.net, if I can be of any further assistance in this matter.

Thank you for your consideration.

Sincerely,



John F. Breyer, Jr.

JFB/ktr/1067
Attachments
cc: Joel S. Lawson IV (via e-mail and overnight mail)

*** FISMA & OMB Memorandum M-07-16 ***

E-mail: *** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

JOEL S. LAWSON IV

*** FISMA & OMB Memorandum M-07-16 ***

May 14th, 2013

BY E-MAIL, FACSIMILE AND EXPRESS MAIL

Anchor Bancorp
601 Woodland Square Loop SE
Lacey, WA 98503
Attention: Eileen Sterling
Corporate Secretary

Dear Ms. Sterling:

Joel S. Lawson IV (the "Proposing Shareholder") is submitting the attached resolution and supporting statement for inclusion in the proxy statement of Anchor Bancorp (the "Company") for the 2013 annual meeting of shareholders of the Company and any adjournments, postponements, reschedulings or continuations thereof (the "2013 Annual Meeting") or any other meeting of shareholder held in lieu thereof. The resolution and supporting statement attached hereto as Exhibit A requests that the Board of Directors immediately engage the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize shareholder value, including, but not limited to a sale of the Company as a whole, merger, or other transaction for all or substantially all assets of the Company, in a manner that is consistent with applicable regulatory restrictions and requirements, including obtaining consent from the Washington State Department of Financial Institutions, as needed.

As of the date hereof, the Proposing Shareholder is the beneficial owner of 145,411 shares of common stock, par value $0.01 per share, of the Company (the "Shares") and intends to hold such shares through the date of the 2013 Annual Meeting. Enclosed please find a printout of a fax letter I have received from E*Trade Securities attached hereto as Exhibit B, which confirms that at the time of making this proposal the Proposing Shareholder continuously held at least $2,000 in market value of the Company's securities entitled to be voted on the proposal for at least one year.

A representative of the Proposing Shareholder will appear in person or by proxy to bring the resolution before the 2013 Annual Meeting. Of course, the Proposing Shareholder would be pleased if the Company would waive this requirement.

This notice is submitted in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended. The attached resolution and supporting statement are requested to be included in the Company's proxy material for its next annual meeting of shareholders. Should you have any questions regarding this matter, please do not hesitate to contact me at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Joel S. Lawson IV

2079589-5

Exhibit A

Shareholder Proposal:

RESOLVED, that the shareholders of Anchor Bancorp ("ANCB" or the "Company"), hereby recommends that the Board of Directors (the "Board") consider engaging the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize shareholder value, including, but not limited to a sale of the Company as a whole, merger, or other transaction for all or substantially all of the assets of the Company, in a manner that is consistent with applicable regulatory restrictions and requirements, including obtaining consent from the Washington State Department of Financial Institutions, as needed.

Supporting Statement:

This proposal provides shareholders with the opportunity to advise the Board of their significant concerns regarding the Company's profitability and to express their desire to realize the full value of their investment in ANCB through a material transaction for the sale or merger of the Company, in whole or in part.

The Company's credit quality has improved significantly over the past several quarters, and as a result, its provisions for loan losses have recently been minimal. However, even with these very modest levels of provisions, the Company has generated nearly zero net income. I do not believe that ANCB can earn its cost of capital in any reasonable timeframe as a stand-alone entity.

Accordingly, I believe the Board should explore strategic alternatives for ANCB.

I believe ANCB has valuable assets. However, high regulatory costs, high capital levels, public market costs and an extremely low interest rate environment place a prohibitive burden on the ability of the Company to earn its cost of capital. I believe the Board should achieve greater scale and efficiencies through a sale or merger of the Company which would benefit all shareholders.

I believe there are several local and regional combinations which could allow ANCB to maximize shareholder value, and at the same time, better serve its local communities.

While I am aware that as a bank holding company, ANCB is subject to certain regulatory restrictions and may require the consent of the Washington State Department of Financial Institutions or other regulators prior to engaging in the type of extraordinary transaction that I am proposing, I am confident that a value - maximizing transaction can be structured in a manner that is fully compliant with all regulatory or contractual restrictions applicable to ANCB.

While the adoption of this proposal will not legally bind the Board, I trust that given its fiduciary responsibilities, the Board will honor its shareholders' request.

If you believe the Company should immediately explore available strategic alternatives to maximize the value of your shares, please vote FOR this proposal.

Exhibit B

E*TRADE FINANCIAL | Platinum Client Group
1-800-503-9260

E*TRADE Securities LLC
4005 Windward Plaza Drive
Alpharetta, GA 30005

May 14, 2013

Joel Lawson

*** FISMA & OMB Memorandum M-07-16 ***

To whom it may concern:

I am writing to confirm that Joel Lawson has held at least 135,000 shares of Anchor Bancorp (ANCB) for at least 1 year in his E*TRADE account. If you have any additional questions, please reach out at (800)503-9260.

Sincerely,

Dennis Oh
Platinum Relationship Manager
Jersey City, New Jersey
E*TRADE Securities LLC
Phone (800-503-9260)
Fax (678-624-8224)

Exhibit B



FEDERAL RESERVE BANK OF SAN FRANCISCO

101 MARKET STREET
SAN FRANCISCO, CALIFORNIA 94105

STANLEY M. CRISP
Vice President, Regional and Foreign Institutions Group
Banking Supervision & Regulation

November 10, 2010

Via Facsimile and U.S. Mail

Mr. Jerald L. Shaw
President and Chief Executive Officer
Anchor Bancorp
601 Woodland Square Loop SE
Lacey, Washington 98503

Dear Mr. Shaw:

The Federal Reserve Bank of San Francisco pursuant to authority delegated by the Board of Governors of the Federal Reserve System has, on this date, approved the application by Anchor Bancorp, Lacey, Washington ("Bancorp"), to become a bank holding company upon the conversion of Anchor Mutual Savings Bank, Aberdeen, Washington ("Bank"), from a mutual savings bank to a stock savings bank, pursuant to section 3(a)(1) of the Bank Holding Company Act of 1956, as amended.

In granting this approval, the Reserve Bank relied on all of the facts of record, including all of the representations and commitments made by or on behalf of Bancorp in connection with the application, including the commitments which appear in Attachment A to this letter. These commitments are deemed to be conditions imposed in writing in connection with the Federal Reserve System's findings and decision and, as such, may be enforced in proceedings under applicable law.

The proposed acquisition may not be consummated before the 15th calendar day or after three months from the date of this letter, unless such period is extended by the Federal Reserve System. Please advise the undersigned in writing when this transaction is consummated.

In addition, the following information should be provided to the Reserve Bank within 30 days of consummation:

1. Mailing address of Bancorp to be used in the future;

2. Date of fiscal year-end of Bancorp;

3. Parent-only (not consolidated) balance sheet of Bancorp as of the close of business on the date of consummation (the balance sheet should be prepared in accordance with generally accepted accounting principles);

Telephone: (415) 974-2896 • FAX: (415) 393-1921 • E-mail: stanley.crisp@sf.frb.org

4. Number and percent of each class of voting shares of Bank acquired by Bancorp; and

5. List of changes, if any, in directors, executive officers, and shareholders of Bancorp since the bank holding company notification was filed.

Bancorp's first Annual Report on Form F.R. Y-6 (Annual Report of Bank Holding Companies), for which the form and instructions are available on-line at http://www.federalreserve.gov/boarddocs/reportforms/, should be filed with this Reserve Bank within three months of the fiscal year-end in which Bancorp becomes a bank holding company in order to complete the registration requirements pursuant to section 5(a) of the BHC Act. Accordingly, the time for completing the registration requirements pursuant to section 5(a) is hereby extended, as necessary, to the date of the filing of the F.R. Y-6.

In addition, an FR Y-10 Report, Report of Changes in Organizational Structure ("Y-10 Report"), must be filed with this Reserve Bank within 30 calendar days following consummation. Please obtain a log-on identification and password, which will permit you to complete and submit Y-10 Reports on-line, by completing the enclosed User Account Request Form and sending it to Mr. Kevin McLaughlin, Federal Reserve Bank of San Francisco, 101 Market Street, Mail Stop 800, San Francisco, CA 94105. If you have any Y-10 Report questions, please access the system at https://y10online.federalreserve.gov, and call Mr. McLaughlin in our Statistics department at (415) 974-3174.

Questions other than those related to completion of the Y-10 Report may be directed to Financial Institution Supervisor Tania Lühde at (415) 974-3229 or to Applications Manager Elisa Johnson at (415) 974-3005.

Very truly yours,



Enclosure

cc: Board of Governors
Ken Szyndel, FRBSF
Kevin McLaughlin, FRBSF
Federal Deposit Insurance Corporation
Washington State Department of Financial Institutions
John F. Breyer, Jr.
Breyer & Associates PC

Attachment A

Anchor Bancorp, Lacey, Washington ("Applicant"), hereby provides the following commitments in connection with the application filed with the Board of Governors of the Federal Reserve System ("Board") to acquire 100 percent of the issued and outstanding voting stock of Anchor Bank, Aberdeen, Washington:

1. Applicant will comply with the rules and regulations at 12 CFR 563b.505, 12 CFR 563b.510, 12 CFR 563b.515, 12 CFR 563b.520, and 12 CFR 563b.525, as amended from time to time, as if Applicant was a savings association. Any requirement for filing documents with the Office of Thrift Supervision should be deemed to mean filing with the Board of Governors of the Federal Reserve System.

2. For a period of three (3) years after the close of the conversion, Applicant will not enter into any new employment agreements, establish an employee incentive compensation plan or make any payments under such plan, or increase the compensation of its officers or directors without the prior written non-objection of the Federal Reserve.

3. For a period of three (3) years after the close of the conversion, Applicant will not establish any employee change in control and severance plans for executive officers or make any payments under such plans without the prior written non-objection of the Federal Reserve.

From: John F. Breyer <jbreyer@b-a.net>
Sent: Thursday, June 06, 2013 2:36 PM
To: shareholderproposals
Subject: Anchor Bancorp Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of Joel S. Lawsom IV
Attachments: Anchor Bancorp_Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of Joel S. Lawson IV.pdf

Dear Ladies and Gentlemen:

On behalf of Anchor Bancorp, Lacey, Washington (Commission File Number 001-34965) and pursuant to Rule 14a-8(j), we are submitting the attached letter regarding the Company's intention to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders a shareholder proposal and supporting document. The Company is requesting that the staff of the Division of Corporation Finance will not recommend an enforcement action to the Commission if the Company excludes the shareholder proposal from its 2013 Proxy Materials in reliance on Rule 14a-8.

As indicated in the attached, a copy of the letter is being provided to the proponent via email with a paper copy to be delivered via overnight mail.

In connection with this submission, we respectfully request that you acknowledge receipt of this email.

If you have any questions, please contact me at (703) 883-1100, or at jbreyer@b-a.net.

Sincerely,

John F. Breyer, Jr.

John F. Breyer, Jr.
Breyer & Associates PC
8180 Greensboro Drive
Suite 785
McLean, Virginia 22102
Phone: (703) 883-1100 (extension 333)
Fax: (703) 883-2511
Cell: (703) 901-5607

8180 Greensboro Drive
Suite 785
McLean, Virginia 22102-3888
Telephone (703) 883-1100
Facsimile (703) 883-2511
E-mail jbreyer@b-a.net
*Not admitted in Virginia

Breyer & Associates PC

ATTORNEYS AT LAW*

June 6, 2013

Via Email

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Anchor Bancorp — Notice of Intent to Exclude from Proxy Materials
Shareholder Proposal of Joel S. Lawson IV

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Anchor Bancorp, a Washington corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials") a shareholder proposal and supporting statement (the "Proposal") from Joel S. Lawson IV (the "Proponent"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent via e-mail and overnight delivery as notification of the Company's intention to exclude the Proposal from its 2013 Proxy Materials. The Proponent's e-mail is *** FISMA & OMB Memorandum M-07-16 *** We would also be pleased to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

The Company intends to file its 2013 Proxy Materials on or about September 13, 2013.

The Proposal

The Company received the Proposal by e-mail on May 15, 2013 and a paper copy on May 16, 2013. A full copy of the Proposal is attached hereto as **Exhibit A**. The Proposal's resolution reads as follows:

> RESOLVED: that the shareholders of Anchor Bancorp ("ANCB" or the "Company"), hereby recommends that the Board of Directors (the "Board") consider engaging the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize shareholder value, including, but not limited to a sale of the Company as a whole, merger, or other transaction for all or substantially all of the assets of the Company, in a manner that is consistent with applicable regulatory restrictions and requirements including obtaining consent from the Washington State Department of Financial Institutions, as needed.

Bases for Exclusion

A. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals With Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business" operations. According to the Commission, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; rather, the Commission understands "ordinary business" as being "rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the [c]ompany's business." *Exchange Act Release No. 34-40018* (May 21, 1998). More specifically, the "ordinary business" exception is designed "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id.*

In defining the boundaries of Rule 14a-8(i)(7), the Commission has explained that the exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and second, the degree to which the proposal attempts to "micro-manage" a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Exchange Act Release No. 34-12999* (November 22, 1976)).

When examining whether a proposal may be excluded under the Commission's "ordinary business" standard, the first step is to determine whether the proposal touches upon any "significant social policy issue." If the proposal does not touch upon such an issue, and the Staff agrees that it is an ordinary business matter, then the company may exclude it under Rule 14a-8(i)(7). However, if the proposal does touch upon a significant social policy issue, that is not necessarily the end of the analysis. Rather, the Staff has concurred with the exclusion of shareholder proposals that touch upon a significant social policy issue when other aspects of the proposal implicate a company's ordinary business.

Of particular note, the Staff has taken the position that, though a proposal that seeks to enhance shareholder value exclusively by means of an "extraordinary corporate transaction" (i.e., the sale or merger of a company) is not excludable under Rule 14a-8(i)(7) (see *Allegheny Valley Bancorp, Inc.* (January 3, 2001) (declining to concur with the exclusion of a proposal to retain an investment bank for the purpose of soliciting offers for the company's stock or assets and present the highest cash offer to shareholders)), a proposal that looks to enhance shareholder value but relates to "both extraordinary transactions and non-extraordinary transactions" is excludable as relating to a company's "ordinary business operations."

For example, in *Analysts International Corporation* (March 11, 2013) ("Analysts"), the Staff concurred with the exclusion of a proposal that "request[ed] that the Board of Directors of the Company immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or sale of the Company, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of the Company on terms that will maximize share value for shareholders." The company in Analysts argued that the enhancement of shareholder value is an ordinary business matter associated with the management and board of public companies. The company in Analysts admitted that the final clause of the proposal implicated an extraordinary transaction, but argued that the proposal still directly fell within the Staff's guidance that "Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7)" (citing the *Donegal Group Inc.* (February 16, 2012) discussed below). The Staff agreed and the proposal was excluded.

Similarly, in *Donegal Group, Inc.* (February 16, 2012), the Staff concurred with the exclusion of a proposal that requested that the company's board appoint an independent board committee and retain a leading investment banking firm "to explore strategic alternatives to maximize shareholder value, *including* consideration of a merger of DMIC [the company's mutual insurance business]with another mutual insurer followed by the sale or merger of DGI" (emphasis added), and that the board "authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI." The company argued that, under Delaware law, the general enhancement of shareholder value is a matter squarely within the exclusive authority of the company's board of directors (citing *Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173 (Del. 1986) for the proposition that the board of directors "has no more fundamental duty than seeking to maximize the value of the corporation for the benefits of its stockholders"). The company also argued that though the final clause of the resolution could arguably relate to the solicitations and evaluations for a merger and subsequent sale or merger, it does not narrow the scope of the previous request, "which remain[s] exclusively related to the ordinary business obligations of [the company's] board of directors." The Staff agreed, stating that the "proposal appears to relate to both extraordinary transactions and non-extraordinary transactions," and noting further that

"Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7)." See also, e.g., *Central Federal Corporation* (March 8, 2010) (permitting the exclusion of a proposal under Rule 14a-8(i)(7) that called for the board to both appoint an independent board committee and retain a leading investment banking firm to explore strategic alternatives for maximizing shareholder value, including the sale or merger of the company, and authorize the committee and investment banker to solicit offers for the sale or merger of the company because "the proposal appear[ed] to relate to both extraordinary transactions and non-extraordinary transactions"); *Bristol-Myers Squibb Company* (February 22, 2006) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that urged the board to "retain a nationally recognized investment bank to explore strategic alternatives to enhance the value of the [c]ompany, including, but not limited to, a possible sale, merger or other transaction" as it related to both extraordinary and non-extraordinary transactions); *Medallion Financial Corp.* (May 11, 2004) (concurring with the exclusion of a proposal that requested that an investment banking firm be engaged to evaluate alternatives to maximize shareholder value including a sale of the company as excludable under Rule 14a-8(i)(7) because the proposal appeared to relate to both extraordinary and non-extraordinary transactions).

However, the Staff's reasoning in its 2006 decision in *First Franklin Corporation* (February 22, 2006) appears to significantly differ from the Staff's more recent interpretation as described above. In *First Franklin Corporation*, the Staff denied the company's no-action request under Rule 14a-8(i)(7) based on a proposal that requested that:

> [T]he Board of Directors immediately engage the services of an Investment Bank firm to evaluate alternatives that could enhance shareholder value, including, but not limited to, a merger or outright sale of First Franklin, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of First Franklin on terms that will maximize shareholder value for shareholders.

The proposal, as the company argued, implicated both ordinary business matters (i.e., enhancing shareholder value) and extraordinary business matters (i.e., the sale or merger of the company). Nevertheless, the Staff denied the company's no-action request, stating simply that it was "unable to concur in [the company's] view that First Franklin may exclude the proposal under Rule 14a-8(i)(7)," without providing any reasoning for its decision.

As alluded to above, since 2006 the Staff on numerous occasions has appeared to diverge from its decision in *First Franklin Corporation* and grant no-action relief pursuant to Rule 14a-8(i)(7) under very similar circumstances. Much like the *Analysts International Corporation*, the *Donegal Group, Inc.* and *Central Federal Corporation* letters cited above, the first clause of the Proposal's resolution specifically "recommends that the Board of Directors (the "Board") consider engaging the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize shareholder value...." The second clause of the Proposal gives examples of possible strategic alternatives, saying: "including, but not limited to a sale of the Company as a whole, merger or other transaction for all or substantially all of the assets of the Company...." The supporting statement goes on to make confusing and conflicting arguments, saying, in part, "I do not believe that ANCB can earn its cost of capital in any reasonable timeframe as a stand-alone entity" and, in the next sentence, "Accordingly, I believe the Board should explore strategic alternatives for ANCB." Though the second clause of the Proposal cites a merger or sale of the Company as examples of possible strategic alternatives, neither the Proposal nor the supporting statement indicate that the board or the investment banking firm are limited to completing a merger or sale of the Company as the only strategic alternatives available under the Proposal. Moreover, the Staff (*i.e., Analysts International Corporation, Donegal Group, Inc.* and *Central Federal Corporation)* and the courts (*Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.)* have determined that the enhancement of shareholder value is an ordinary business matter associated with the management and board of public companies. Even admitting that the second clause of the Proposal implicates extraordinary transactions, the Proposal still directly falls within the Staff's guidance that "Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7)."

The two elements of the Proposal seem in conflict with each other, causing confusion as described below in Section B of this letter over the direction requested—a review of alternatives (ordinary business) or a merger or sale of the Company (extraordinary transaction). The Proposal uses the phrase "including, but not limited to," in referring to the two clauses, making it impossible for shareholders to know which alternative they would be voting for.

As the foregoing provides, the Proposal, by its terms, is not limited to an extraordinary transaction, but it also contains a company's and its board's ordinary business matter of maximizing shareholder value. While the Proposal mentions one transaction in particular (i.e., a merger or sale) in discussing strategic alternatives to maximize shareholder value, the Staff has consistently deemed such a reference insufficient to overcome failing to address extraordinary transactions exclusively. Therefore, for the reasons stated above and in accordance with Rule 14a-8(i)(7), the Company believes it may exclude the Proposal from its 2013 Proxy Materials.

B. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(3) Because It is Impermissibly Vague and Indefinite so as to be Inherently Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a company may exclude a proposal from its proxy materials if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements with respect to any material fact, "or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In interpreting Rule 14a-8(i)(3), the Staff has taken the position that a proposal may be excluded in its entirety "if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004); see also, *e.g., Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (February 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

Under these standards, the Proposal is excludable under Rule 14a-8(i)(3) because it contains conflicting mandates, resulting in internal inconsistencies within the Proposal and making it impossible for either the shareholders voting on the Proposal or the Company in attempting to implement the Proposal to comprehend exactly what the Proposal requires. In particular, the Proposal recommends that the Company's board consider engaging the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize shareholder value including, but not limited to, a sale of the Company as a whole, merger or other transaction for all or substantially all of the assets of the Company. Under the Proposal, the Company and the investment banking firm would be required to evaluate alternatives that could maximize shareholder value that include, but are not limited to, a sale, merger or other transaction for all or substantially all of the assets of the Company. However, it is impossible to determine which action is being voted on, the evaluation of all available alternatives that could maximize shareholder value, or the sale or merger of the Company?

The supporting statement is equally confusing, with contradictory statements such as "... to express their desire to realize the full value of their investment in ANCB through a material transaction for the sale or merger of the Company, in whole or in part." and "I do not believe that ANCB can earn its cost of capital in any reasonable timeframe as a stand-alone entity." These statements seem to call for only one action, the sale or merger of the Company. The next sentence of the supporting statement, however, says "Accordingly, I believe the Board should explore strategic alternatives for ANCB." This statement seems to be quite a bit broader than the previous statements, asking shareholders to support a full review of all available alternatives, not just the sale or merger of the Company. Accordingly, it is impossible for shareholders to know what is being voted on. Are they being asked to vote to sell or merge the Company before the board and the investment banking firm have determined that a sale or merger are in fact the best alternatives to maximize shareholder value?

Given the conflicting mandates set forth in the Proposal, it is unclear what specific action the shareholders would be voting on and what the Company must actually do—either the general evaluation of what actions could maximize shareholder value or the specific act of taking steps to either sell or merge the Company. Moreover, the Proposal provides no guidance as to how to reconcile these conflicting mandates. As such, due to the vague and indefinite nature of the Proposal, shareholders would not know what they are voting to request of the Company, and the eventual actions of the Company could be significantly different from the actions shareholders envisioned when voting on the Proposal.

The Proposal is thus similar to *General Electric Company* (January 14, 2013), where the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(3) that sought that all outstanding stock options be held for life by those executives that have and receive them, but that upon vesting, the executive may earn the stock's dividends and then return the shares to the company when they die. The company argued that the proposal was internally inconsistent because "if the executive is not allowed to exercise his or her options [under the first element of the proposal], then the executive will not [have] acquired 'the shares' that must be returned to the [c]ompany upon the executive's death [under the second element of the proposal]." The Staff agreed, stating that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires," and allowed the company to exclude the proposal in its entirety. Similarly, given the two conflicting clauses in the Proposal and the conflicting statements in the supporting statement, it is impossible to determine precisely what the Proposal requires. As a result of the vague and indefinite nature of the Proposal, and consistent with Staff precedent, the Company believes that it may exclude the Proposal in its entirety under Rule 14a-8(i)(3).

C. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(2) Because It Violates Federal Law.

Rule 14a-8(i)(2) permits a company to omit a shareholder proposal from its proxy materials if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. The Company was formed in connection with the conversion of Anchor Mutual Savings Bank (the "Bank") from the mutual to the stock form of organization. On January 25, 2011, the Bank completed its conversion from mutual to stock form, changed its name to Anchor Bank and became the wholly-owned subsidiary of the Company. Upon completion of the conversion the Company became a bank holding company regulated by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). As a condition of the approval of its bank holding company application from the Federal Reserve Bank of San Francisco dated November 10, 2010 (a copy of which is attached as **Exhibit B**), the Company must comply with 12 C.F.R. Section 563b.525 of the regulations of the Office of Thrift Supervision ("OTS") as if it were a savings association (now renumbered as 12 C.F.R. Section 192.525 as a result of the transfer of the responsibilities and authority of the OTS to the Office of the Comptroller of the Currency.) 12 C.F.R. Section 192.525 (the "Rule") states:

> For three years after you convert, no person may, directly or indirectly, acquire or offer to acquire the beneficial ownership of more than ten percent of any class of your equity securities without the appropriate Federal banking agency's prior written approval. If a person violates this prohibition, you may not permit the person to vote shares in excess of ten percent, and may not count the shares in excess of ten percent in any shareholder vote.

The Proposal by its terms is limited to obtaining regulatory consent in connection with the merger or sale of the Company, which requires separate approvals by the Federal Reserve Board and the Washington State Department of Financial Institutions prior to consummation of any such transaction. These consents are separate from and in addition to the regulatory consent required by the Rule from the Company's primary Federal regulator, the Federal Reserve Board, for the solicitation by the Company of an offer to purchase the equity securities of the Company. This separate consent is required prior to seeking an offer or entering into any definitive agreement related to a sale or merger of the Company until three years after completion of the conversion. This three year period expires January 25, 2014.

As originally adopted by the predecessor of the OTS, the Federal Home Loan Bank Board, the Rule was designed to provide recently converted institutions with an effective period of time in which to focus on deploying conversion proceeds into productive assets and protect against acquisition efforts that could disrupt operations during the time immediately following conversion. (See Federal Home Loan Bank Board Regulation No. 79-200, dated March 21, 1979, 12 C.F.R. Section 563b.3(i)(1), stating "Accordingly, the provisions of this paragraph are designed to prevent such acquisitions of newly converted insured institutions for a limited period of time following conversion sufficient to reduce or eliminate their special vulnerability and the adverse impact on the provision of economical home financing.")

The language of the Proposal states "including, but not limited to a sale of the Company as a whole, merger, or other transaction for all or substantially all of the assets of the Company, in a manner that is consistent with applicable regulatory restrictions and requirements, including obtaining consent from the Washington State Department of Financial Institutions, as needed." This regulatory qualification language seems to apply to regulatory approval of a sale or merger rather than to seeking prior regulatory permission from the Federal Reserve Board to simply make an offer. The language of the supporting statement seems supports this interpretation.

The language of the supporting statement relevant to this issue states: "While I am aware that as a bank holding company, ANCB is subject to certain regulatory restrictions and may require the consent of the Washington State Department of Financial Institutions or other regulators prior to engaging in the type of extraordinary transaction that I am proposing, I am confident that a value-maximizing transaction can be structured in a manner that is fully compliant with all regulatory or contractual restrictions applicable to ANCB."

The supporting statement speaks only to "engaging in the type of extraordinary transaction that I am proposing...." It does not suggest a potential merger partner be required to seek Federal Reserve Board approval to even make an offer. If the Company were to attempt to follow that portion of the Proposal calling for engaging an investment banker to sell the Company, the Company and the investment banker would be prohibited from seeking offers or even indications of interest from potential suitors for fear of aiding and abetting a violation of the Rule.

We believe the solicitation of an offer to acquire the beneficial ownership of all of the Company's equity securities is prohibited by the Rule as an aiding and abetting violation and that any such solicitation, without the prior separate consent from the Federal Reserve Board would be in violation of the Rule. Nothing in the Proposal or supporting statement contemplates that prior consent from the Federal Reserve Board is required, and indeed such a process would be unique, impractical and potentially impossible to implement. Therefore, in accordance with Rule 14a-8(i)(2), the Company believes it may exclude the Proposal from its 2013 Proxy Materials.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please feel free to call me at (703) 883-1100, or contact me at jbreyer@b-a.net, if I can be of any further assistance in this matter.

Thank you for your consideration.

Sincerely,



John F. Breyer, Jr.

JFB/ktr/1067
Attachments
cc: Joel S. Lawson IV (via e-mail and overnight mail)

*** FISMA & OMB Memorandum M-07-16 ***

E-mail: *** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

JOEL S. LAWSON IV

*** FISMA & OMB Memorandum M-07-16 ***

May 14th, 2013

BY E-MAIL, FACSIMILE AND EXPRESS MAIL

Anchor Bancorp
601 Woodland Square Loop SE
Lacey, WA 98503
Attention: Eileen Sterling
Corporate Secretary

Dear Ms. Sterling:

Joel S. Lawson IV (the "Proposing Shareholder") is submitting the attached resolution and supporting statement for inclusion in the proxy statement of Anchor Bancorp (the "Company") for the 2013 annual meeting of shareholders of the Company and any adjournments, postponements, reschedulings or continuations thereof (the "2013 Annual Meeting") or any other meeting of shareholder held in lieu thereof. The resolution and supporting statement attached hereto as Exhibit A requests that the Board of Directors immediately engage the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize shareholder value, including, but not limited to a sale of the Company as a whole, merger, or other transaction for all or substantially all assets of the Company, in a manner that is consistent with applicable regulatory restrictions and requirements, including obtaining consent from the Washington State Department of Financial Institutions, as needed.

As of the date hereof, the Proposing Shareholder is the beneficial owner of 145,411 shares of common stock, par value $0.01 per share, of the Company (the "Shares") and intends to hold such shares through the date of the 2013 Annual Meeting. Enclosed please find a printout of a fax letter I have received from E*Trade Securities attached hereto as Exhibit B, which confirms that at the time of making this proposal the Proposing Shareholder continuously held at least $2,000 in market value of the Company's securities entitled to be voted on the proposal for at least one year.

A representative of the Proposing Shareholder will appear in person or by proxy to bring the resolution before the 2013 Annual Meeting. Of course, the Proposing Shareholder would be pleased if the Company would waive this requirement.

This notice is submitted in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended. The attached resolution and supporting statement are requested to be included in the Company's proxy material for its next annual meeting of shareholders. Should you have any questions regarding this matter, please do not hesitate to contact me at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Joel S. Lawson IV

2079589-5

Exhibit A

Shareholder Proposal:

RESOLVED, that the shareholders of Anchor Bancorp ("ANCB" or the "Company"), hereby recommends that the Board of Directors (the "Board") consider engaging the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize shareholder value, including, but not limited to a sale of the Company as a whole, merger, or other transaction for all or substantially all of the assets of the Company, in a manner that is consistent with applicable regulatory restrictions and requirements, including obtaining consent from the Washington State Department of Financial Institutions, as needed.

Supporting Statement:

This proposal provides shareholders with the opportunity to advise the Board of their significant concerns regarding the Company's profitability and to express their desire to realize the full value of their investment in ANCB through a material transaction for the sale or merger of the Company, in whole or in part.

The Company's credit quality has improved significantly over the past several quarters, and as a result, its provisions for loan losses have recently been minimal. However, even with these very modest levels of provisions, the Company has generated nearly zero net income. I do not believe that ANCB can earn its cost of capital in any reasonable timeframe as a stand-alone entity.

Accordingly, I believe the Board should explore strategic alternatives for ANCB.

I believe ANCB has valuable assets. However, high regulatory costs, high capital levels, public market costs and an extremely low interest rate environment place a prohibitive burden on the ability of the Company to earn its cost of capital. I believe the Board should achieve greater scale and efficiencies through a sale or merger of the Company which would benefit all shareholders.

I believe there are several local and regional combinations which could allow ANCB to maximize shareholder value, and at the same time, better serve its local communities.

While I am aware that as a bank holding company, ANCB is subject to certain regulatory restrictions and may require the consent of the Washington State Department of Financial Institutions or other regulators prior to engaging in the type of extraordinary transaction that I am proposing, I am confident that a value - maximizing transaction can be structured in a manner that is fully compliant with all regulatory or contractual restrictions applicable to ANCB.

While the adoption of this proposal will not legally bind the Board, I trust that given its fiduciary responsibilities, the Board will honor its shareholders' request.

If you believe the Company should immediately explore available strategic alternatives to maximize the value of your shares, please vote FOR this proposal.

Exhibit B

E*TRADE FINANCIAL | Platinum Client Group
1-800-503-9260

E*TRADE Securities LLC
4005 Windward Plaza Drive
Alpharetta, GA 30005

May 14, 2013

Joel Lawson

*** FISMA & OMB Memorandum M-07-16 ***

To whom it may concern:

I am writing to confirm that Joel Lawson has held at least 135,000 shares of Anchor Bancorp (ANCB) for at least 1 year in his E*TRADE account. If you have any additional questions, please reach out at (800)503-9260.

Sincerely,

Dennis Oh
Platinum Relationship Manager
Jersey City, New Jersey
E*TRADE Securities LLC
Phone (800-503-9260)
Fax (678-624-8224)

Exhibit B



FEDERAL RESERVE BANK OF SAN FRANCISCO
101 MARKET STREET
SAN FRANCISCO, CALIFORNIA 94105

STANLEY M. CRISP
Vice President, Regional and Foreign Institutions Group
Banking Supervision & Regulation

November 10, 2010

Via Facsimile and U.S. Mail

Mr. Jerald L. Shaw
President and Chief Executive Officer
Anchor Bancorp
601 Woodland Square Loop SE
Lacey, Washington 98503

Dear Mr. Shaw:

The Federal Reserve Bank of San Francisco pursuant to authority delegated by the Board of Governors of the Federal Reserve System has, on this date, approved the application by Anchor Bancorp, Lacey, Washington ("Bancorp"), to become a bank holding company upon the conversion of Anchor Mutual Savings Bank, Aberdeen, Washington ("Bank"), from a mutual savings bank to a stock savings bank, pursuant to section 3(a)(1) of the Bank Holding Company Act of 1956, as amended.

In granting this approval, the Reserve Bank relied on all of the facts of record, including all of the representations and commitments made by or on behalf of Bancorp in connection with the application, including the commitments which appear in Attachment A to this letter. These commitments are deemed to be conditions imposed in writing in connection with the Federal Reserve System's findings and decision and, as such, may be enforced in proceedings under applicable law.

The proposed acquisition may not be consummated before the 15th calendar day or after three months from the date of this letter, unless such period is extended by the Federal Reserve System. Please advise the undersigned in writing when this transaction is consummated.

In addition, the following information should be provided to the Reserve Bank within 30 days of consummation:

1. Mailing address of Bancorp to be used in the future;

2. Date of fiscal year-end of Bancorp;

3. Parent-only (not consolidated) balance sheet of Bancorp as of the close of business on the date of consummation (the balance sheet should be prepared in accordance with generally accepted accounting principles);

Telephone: (415) 974-2896 • FAX: (415) 393-1921 • E-mail: stanley.crisp@sf.frb.org

4. Number and percent of each class of voting shares of Bank acquired by Bancorp; and

5. List of changes, if any, in directors, executive officers, and shareholders of Bancorp since the bank holding company notification was filed.

Bancorp's first Annual Report on Form F.R. Y-6 (Annual Report of Bank Holding Companies), for which the form and instructions are available on-line at http://www.federalreserve.gov/boarddocs/reportforms/, should be filed with this Reserve Bank within three months of the fiscal year-end in which Bancorp becomes a bank holding company in order to complete the registration requirements pursuant to section 5(a) of the BHC Act. Accordingly, the time for completing the registration requirements pursuant to section 5(a) is hereby extended, as necessary, to the date of the filing of the F.R. Y-6.

In addition, an FR Y-10 Report, Report of Changes in Organizational Structure ("Y-10 Report"), must be filed with this Reserve Bank within 30 calendar days following consummation. Please obtain a log-on identification and password, which will permit you to complete and submit Y-10 Reports on-line, by completing the enclosed User Account Request Form and sending it to Mr. Kevin McLaughlin, Federal Reserve Bank of San Francisco, 101 Market Street, Mail Stop 800, San Francisco, CA 94105. If you have any Y-10 Report questions, please access the system at https://y10online.federalreserve.gov, and call Mr. McLaughlin in our Statistics department at (415) 974-3174.

Questions other than those related to completion of the Y-10 Report may be directed to Financial Institution Supervisor Tania Lühde at (415) 974-3229 or to Applications Manager Elisa Johnson at (415) 974-3005.

Very truly yours,



Enclosure

cc: Board of Governors
Ken Szyndel, FRBSF
Kevin McLaughlin, FRBSF
Federal Deposit Insurance Corporation
Washington State Department of Financial Institutions
John F. Breyer, Jr.
Breyer & Associates PC

Attachment A

Anchor Bancorp, Lacey, Washington ("Applicant"), hereby provides the following commitments in connection with the application filed with the Board of Governors of the Federal Reserve System ("Board") to acquire 100 percent of the issued and outstanding voting stock of Anchor Bank, Aberdeen, Washington:

1. Applicant will comply with the rules and regulations at 12 CFR 563b.505, 12 CFR 563b.510, 12 CFR 563b.515, 12 CFR 563b.520, and 12 CFR 563b.525, as amended from time to time, as if Applicant was a savings association. Any requirement for filing documents with the Office of Thrift Supervision should be deemed to mean filing with the Board of Governors of the Federal Reserve System.

2. For a period of three (3) years after the close of the conversion, Applicant will not enter into any new employment agreements, establish an employee incentive compensation plan or make any payments under such plan, or increase the compensation of its officers or directors without the prior written non-objection of the Federal Reserve.

3. For a period of three (3) years after the close of the conversion, Applicant will not establish any employee change in control and severance plans for executive officers or make any payments under such plans without the prior written non-objection of the Federal Reserve.